Exhibit 99.1

Daqo New Energy Corp. to Hold Annual General Meeting on December 30, 2014

Chongqing, November 28, 2014 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”), a leading polysilicon manufacturer based in China, today announced that it will hold its annual general meeting (the "AGM") at Unit 1006, Zhongrong Mansion, No.1088, Pudong Nan Road, Shanghai 200120, the People's Republic of China, on December 30, 2014 at 10:00 am (local time).

A proposal to ratify and approve the Company’s 2014 Share Incentive Plan will be submitted to shareholders at the AGM. The notice of the AGM, which sets forth the resolution to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at www.dqsolar.com.

Holders of record of the Company’s ordinary shares at the close of business on November 28, 2014, the Record Date, are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through JPMorgan Chase Bank, N.A., the depositary bank for the Company’s ADS program.

Holders of the Company’s ordinary shares or ADSs may obtain a hard copy of the Company’s annual report on Form 20-F, free of charge, by emailing the Company’s Investor Relations Department at kevin.he@daqo.com, or by writing to:

666 Longdu Avenue

Wanzhou, Chongqing 404000

People’s Republic of China

Attention: Investor Relations Department

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers and modules. For more information about Daqo New Energy, please visit www.dqsolar.com.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: kevin.he@daqo.com